Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Fourth-Quarter and Full-Year 2012 Financial Results

BEIJING, April 26, 2013 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced unaudited financial results for the fourth quarter and year ended December 31, 2012.

Fourth-Quarter Financial and Operating Highlights:

•	Net revenues were $71.9 million in the fourth quarter of 2012, an increase of 20.4% from $59.7 million in the fourth quarter of 2011 and an increase of 14.0% from the third quarter
•	Net revenues from enterprise application services (EAS) grew 7.0% year-over year, with growth in other sectors offset by lower sales in the Resources & Energy and Manufacturing & Automotive sectors
•	Net revenues from financial industry IT services (FIS) increased 47.3% year-over-year due to pent-up demand stemming from 2011 and from continuing solid execution
•	Gross profit was $15.9 million, as compared to $15.9 million in the year-ago quarter and $17.2 million in the third quarter
•
Loss from operations was $9.0 million, as compared to a loss from operations of $3.2 million in the year ago quarter and $31.9 million loss from operations in the third quarter. Adjusted operating loss1 was $2.8 million, as compared to an adjusted operating loss of $1.0 million in the year-ago quarter and adjusted operating income of $5.5 million in the third quarter

•
Net loss attributable to Camelot was $10.6 million, as compared to net income attributable to Camelot of $0.5 million in the year-ago quarter and a net loss attributable to Camelot of $31.5 million in the third quarter. Adjusted net loss1 attributable to Camelot was $4.5 million, as compared to adjusted net income of $2.7 million in the year-ago quarter and adjusted net income attributable to Camelot of $5.8 million in the third quarter

___________________________
1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•
On October 16, 2012, the Company signed a share transfer agreement with the original shareholders of Dimension regarding transferring 35% of Dimension to the latter in exchange of 1,152,352 ordinary shares, which was the share consideration issued to the original shareholders during shareholders during acquisition of the entity as of January 1, 2011

Full-Year Financial and Operating Highlights:
•	Net revenues increased 11.9% to $254.1 million in 2012, as compared to $227.1 million in 2011
•	Adjusted operating income1 was $7.8 million, as compared to adjusted operating income of $13.0 million in 2011
•	Operating loss was $39.0 million, as compared to U.S. GAAP operating loss of $43.1 million in 2011
•
Adjusted net income1 attributable to Camelot was $6.2 million, as compared to adjusted net income attributable to Camelot of $15.3 million in 2011. Adjusted diluted earnings per ADS1 in 2012 were $0.14, as compared to diluted earnings per ADS of $0.34 in 2011

•	Net loss attributable to Camelot was $40.5 million, as compared to U.S. GAAP net income attributable to Camelot of $40.8 million in 2011

“Camelot demonstrated satisfactory revenue growth in the fourth quarter of 2012, despite a continuing soft China macro economy.  Revenues in our EAS segment grew at a reasonable rate, but the growth was offset by declines in the economically sensitive Resources & Energy and Manufacturing & Automotive sectors.  Revenue growth in our FIS segment was healthy, also benefiting from an easy comparison with second half of 2011.  Though our revenues were in line with our guidance, adjusted net-income fell short of our target due to certain one-time payments and charges in the quarter,” commented Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer. “We believe our business remains fundamentally solid though we continue to work within a continuing sluggish macroeconomic environment.”

Fourth-Quarter 2012 Financial Results

Net revenues for the fourth quarter ended December 31, 2012 increased 20.4% to $71.9 million from $59.7 million in the year-ago quarter.

Net Revenues by Business Line (in thousands, except percentage)

Business Line	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011
Enterprise application services (EAS)	$42,714	59.4%	$39,912	66.9%
Financial industry IT services(FIS)	29,138	40.6%	19,778	33.1%
Total net revenues	$71,852	100.0%	$59,690	100.0%

EAS net revenues increased 7.0% year-over-year to $42.7 million in the quarter and also increased 2.0% from the prior quarter. The increase in quarterly EAS net revenues was primarily due to strength in most sectors, offset by lower revenues from the Resource & Energy and Manufacturing &

Automotive sectors. EAS net revenues amounted to 59.4% of total net revenues in the quarter. FIS net revenues increased 47.3% year-over-year to $29.1 million and increased 38.0% from the prior quarter. FIS net revenues accounted for 40.6% of the quarter’s total net revenues.

Cost of revenues increased 27.7% to $55.9 million from $43.8 million in the year-ago quarter.  Adjusted cost of revenues increased 27.8% to $55.7 million from $43.5 million in the year-ago quarter. Adjusted cost of revenues excludes $216,000 of share-based compensation expense and $32,000 of acquisition-related intangible expense.

Gross profit increased 0.2% to $15.9 million from $15.9 million in the year-ago quarter.  Adjusted gross profit increased 0.3% to $16.2 million from $16.1 million in the year-ago quarter.   The gross margin was 22.2% in the quarter, as compared to 26.6% in the year-ago quarter.  The adjusted gross margin was 22.5% in the quarter, as compared to 27.0% in the year-ago quarter.

Operating expenses were $25.6 million in the quarter, as compared to $19.3 million in the year-ago quarter. Adjusted operating expenses were $19.7 million, as compared to $17.3 million in the year-ago quarter.  Operating expenses increased faster than revenues year-over-year due to compensation in exchange for shares in a subsidiary, bad debt expense, and other one-time expenses.  Adjusted operating expenses exclude $1.6 million of share-based compensation expense and $403,000 of acquisition-related intangible expense.

Operating loss was $9.0 million, as compared to an operating loss of $3.2 million in the year-ago quarter. Adjusted operating loss was $2.8 million, as compared to an adjusted operating loss of $1.0 million in the year-ago quarter.

Net loss attributable to Camelot for the fourth quarter of 2012 was $10.6 million, as compared to net income of $0.5 million in the year-ago quarter.  Adjusted net loss attributable to Camelot for the fourth quarter of 2012 was $4.5 million, as compared to adjusted net income of $2.7 million in the year-ago quarter.  Adjusted net income includes $3.9 million in compensation received in exchange for shares in a subsidiary.

Full-Year 2012 Financial Results

In 2012, net revenues increased 11.9% to $254.1 million from $227.1 million in 2011.  Revenues in the EAS business line in 2012 were $165.1 million, an increase of 3.7% from $159.2 million in the prior year.  Revenues in the FIS business line in 2012 were $89.0 million, an increase of 30.9% from the prior year.  Gross profit was $62.0 million in the year, as compared to $59.6 million in the prior year.  The gross margin was 24.4% in the year, as compared to 26.2% in the prior year. Adjusted gross profit was $62.4 million in the year, as compared to $62.7 million in the prior year.  The adjusted gross margin was 24.6% in the year, as compared to 27.5% in the prior year.

Operating loss was $39.0 million in the year, as compared to an operating loss of $43.1 million in the prior year.  Adjusted operating income was $7.8 million in the year, as compared to $13.0 million in the prior year.  The adjusted operating margin was 3.1% in the year, as compared to 5.7% in the prior year.

Net loss attributable to Camelot was $40.5 million in 2012, as compared to a net loss of $40.8 million in the prior year, or a loss of $0.91 per diluted ADS as compared to a loss of $0.91 per ADS in the prior year.  Adjusted net income attributable to Camelot was $6.2 million, or $0.14 per ADS in 2012, as compared to $15.3 million, or $0.34 per ADS, in the prior year.

Balance Sheet and Cash Flow

As of December 31, 2012, the Company had $95.5 million in cash and cash equivalents, short-term investments, and term deposits, as compared to $102.4 million in cash, cash equivalents and term deposits as of December 31, 2011. The decrease was mainly due to a $40.4 million net loss, a $14.8 million increase in accounts receivable, $11.0 million in repayment of bank borrowing, offset by $35.3 million in maturity of time deposits, $6.6 million of impairment of goodwill, and $29.6 million of impairment of intangible assets in 2012.

In the fourth quarter of 2012, the Company did not repurchase any shares.

Days’ sales outstanding2 (“DSO”) were 180 days in the fourth quarter of 2012, a decrease of 26 days from 206 days in the prior quarter.

Employees

The Company’s headcount increased to 6,085 as of December 31, 2012, which included 5,343 information technology (IT) professionals, versus 5,966 total employees and 5,230 IT professionals at the end of the third quarter. Of the IT professionals, EAS employee headcount numbered 2,289, and FIS employee headcount numbered 3,054.

Conference-Call Information

Camelot senior management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Friday, April 26 to discuss the Company’s fourth-quarter and full-year 2012 financial results.

The conference call may be accessed by calling:
US Toll free:	(877) 474-9501
US Toll / International:	(857) 244-7554
___________________________
2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues are for the 12 months ended December 31, 2012.

Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: 72459964

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until 11:59 p.m. Central China Time on May 3, 2013:

US Toll free:	(888) 286-8010
US Toll / International:	(617) 801-6888

Passcode: 98510217

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude impairment of intangible assets, impairment of goodwill, share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$84,463	$57,128
Term deposits	9,726	45,318
Restricted cash	1,137	4,626
Short-term investments	1,284	–
Billed accounts receivable	45,279	47,834
Unbilled accounts receivable	105,240	87,212
Other current assets	23,395	19,659
Total current assets	270,524	261,777
Property and equipment, net	4,393	4,673
Goodwill and other intangible assets	11,949	46,248
Other long-term assets	2,062	2,698
Total assets	$288,928	$315,396

Liabilities and equity
Current liabilities
Consideration payable in connection with business acquisition	$2,992	$5,132
Other current liabilities	79,877	71,099
Total current liabilities	82,869	76,231
Contingent consideration in relation to acquisition	–	2,822
Other non-current liabilities	2,786	4,255
Total liabilities	85,655	83,308
Equity (a)	203,273	232,088
Total liabilities and equity	$288,928	$315,396

Note:
(a) As of December 31, 2012, there were 190,926,475 ordinary shares issued and 185,069,020 shares outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Net revenues	$71,852	$59,690	$254,063	$227,120
Cost of revenues(1)(2)	(55,911)	(43,787)	(192,034)	(167,520)
Gross profit	15,941	15,903	62,029	59,600
Selling and marketing(1)(2)	(4,275)	(4,319)	(15,409)	(20,263)
General and administrative(1)(2)	(18,695)	(12,212)	(41,908)	(45,065)
Research and development costs	(2,711)	(2,348)	(8,047)	(5,956)
Changes in fair value of contingent consideration for acquisition	38	(442)	(170)	(1,669)
Impairment of intangible assets	–	–	(6,610)	(8,552)
Impairment of goodwill	–	–	(29,597)	(21,457)
Total operating expense	(25,643)	(19,321)	(101,741)	(102,962)
Government subsidies	734	189	742	255
Income (loss) from operations	(8,968)	(3,229)	(38,970)	(43,107)
Interest expense	(15)	(189)	(188)	(935)
Interest income	167	476	900	1,194
Income (loss) before provisions for income tax	(8,816)	(2,942)	(38,258)	(42,848)
Income tax benefit(expense)	(1,718)	3,283	(2,144)	1,791
Net Income (Loss)	(10,534)	341	(40,402)	(41,057)
Noncontrolling interest	(92)	120	(144)	233
Net Loss attributable to Camelot Information Systems Inc.(3)	$(10,626)	$461	$(40,546)	$(40,824)

Earnings per share
Basic-ordinary shares	$(0.06)	$0.00	$(0.23)	$(0.23)
Diluted-ordinary shares	$(0.06)	$0.00	$(0.23)	$(0.23)

Earnings per ADS
Basic-ADSs	$(0.24)	$0.01	$(0.91)	$(0.91)
Diluted-ADSs	$(0.24)	$0.01	$(0.91)	$(0.91)

Weighted average shares outstanding
Basic-ordinary shares	177,979,046	177,212,430	177,711,280	179,954,056
Diluted-ordinary shares	177,979,046	185,938,452	177,711,280	179,954,056

Weighted average ADSs outstanding
Basic-ADSs	44,494,762	44,303,108	44,427,820	44,998,514
Diluted-ADSs	44,494,762	46,484,613	44,427,820	44,998,514

Net Income (Loss)	(10,534)	341	(40,402)	(41,057)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	1,460	2,513	2,153	8,229
Comprehensive loss	$(9,074)	$2,854	$(38,249)	$(32,828)

Less:comprehensive income(loss) attributable to the noncontrolling interest	(108)	114	(173)	252
Comprehensive loss attributable to Camelot Information Systems Inc.	$(9,182)	$2,968	$(38,422)	$(32,576)

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Cost of revenues	$216	$28	$278	$1,463
Selling and marketing	418	825	2,043	7,427
General and administrative	1,209	159	2,120	10,476
Total share-based compensation expenses	$1,843	$1,012	$4,441	$19,366

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Cost of revenues	$32	$211	$127	$1,594
Selling and marketing	331	527	1,645	3,213
General and administrative	72	71	285	278
Total acquisition-related intangible amortization expenses	$435	$809	$2,057	$5,085

(3) The following table sets forth the reconciliation of our adjusted net loss attributable to Camelot Information Systems Inc. to the U.S. GAAP net loss attributable to Camelot Information Systems Inc.:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Net loss attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(10,626)	$461	$(40,546)	$(40,824)
Share-based compensation	1,843	1,012	4,441	19,366
Acquisition-related intangible amortization	435	809	2,057	5,085
Changes in fair value of contingent consideration	(38)	442	170	1,669
Impairment of intangible assets	–	–	6,610	8,552
Impairment of goodwill	–	–	29,597	21,457
Non-cash compensation expense	3,908	–	3,908	–
Total adjusted amounts	6,148	2,263	46,783	56,129
Adjusted net income (loss) attributable to Camelot Information Systems Inc.	$(4,478)	$2,724	$6,237	$15,305

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three-Month Periods Ended December 31,		Twelve-Month Periods Ended December 31,
	2012	2011	2012	2011
Cash flow from operating activities:
Net loss	$(10,534)	$341	$(40,402)	$(41,057)
Adjustments to reconcile net loss to net cash provided by(used in) operating activities:
Depreciation of property and equipment	199	269	957	1,087
One time gain from disposal 35% shares of dimension	3,908	–	3,908	–
Amortization of intangible assets	581	863	2,814	5,285
Deferred income taxes	(190)	(1,934)	(903)	(4,060)
Impairment of intangible assets	–	–	6,610	8,552
Impairment of goodwill	–	–	29,597	21,457
Provision for account receivable	1,839	518	778	3,235
Provision for other current assets	–	(1,231)	633	–
Share-based compensation	1,843	1,011	4,441	19,366
Gains on disposal of property and equipment	27	11	52	20
Change in fair value of contingent consideration for acquisition	(38)	442	170	1,669
Changes in operating assets and liabilities:
Accounts receivable	10,978	8,872	(14,812)	(23,364)
Other assets	(1,542)	(2,039)	(3,739)	(3,503)
Accounts payable	2,764	1,678	1,093	(406)
Other liabilities	17,622	4,839	14,427	6,918
Net cash used in operating activities	27,457	13,640	5,624	(4,801)

Cash flow from investing activities:
Purchase of term deposits	(4,664)	(10,342)	(28,900)	(44,785)
Maturity of term deposits	18,996	–	64,227	–
Restricted cash	594	8,003	3,518	2,743
Repayment of loan to unrelated parties	–	13	–	13
Proceeds from disposal of property and equipment	16	11	24	29
Purchase of property and equipment	(146)	(203)	(668)	(867)
Purchase of intangible assets and other asset	1,269	78	(1,304)	–
Purchase of businesses, net of cash acquired	–	–	(3,500)	(11,430)
Net cash provided (used in) by investing activities	16,065	(2,440)	33,397	(54,297)

Cash flow from financing activities:
Proceeds from bank borrowing	331	1,373	3,212	9,205
Repayment of bank borrowing	(437)	(8,472)	(10,998)	(12,230)
Repurchase of ordinary shares	–	–	–	(14,415)
Payment of professional fee related to initial public offering	–	558	–	(406)
Payment of reimbursable issuance cost related to follow-on offering	–	(969)	–	(694)
Payment of contingent consideration and deferred consideration for business acquisitions	–	(1,188)	(5,100)	(7,961)
Proceeds from stock option exercises	–	41	–	1,335
Net cash used in financing activities	(106)	(8,657)	(12,886)	(25,166)

Effect of foreign exchange rate changes	648	298	1,200	1,036

Net increase (decrease) in cash and cash equivalents	44,064	2,841	27,335	(83,228)
Cash and cash equivalents, beginning of period	40,399	54,287	57,128	140,356
Cash and cash equivalents, end of period	$84,463	$57,128	$84,463	$57,128

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended December 31, 2012				Three Months Ended December 31, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$55,911	$(248)	(a)	$55,663	$43,787	(239)	(a)	$43,548
Gross profit	15,941	248	(a)	16,189	15,903	239	(a)	16,142
Operating expenses	25,643	(5,900)	(a)	19,743	19,321	(2,024)	(a)	17,297
Operating income(loss)	(8,968)	6,148	(a)	(2,820)	(3,229)	2,263	(a)	(966)
Net income(loss)	(10,626)	6,148	(a)(d)	(4,478)	461	2,263	(a)	2,724
Net gross margin	22.2%	0.3%	(b)	22.5%	26.6%	0.4%	(b)	27.0%
Net operating margin	(12.5%)	8.6%	(a)	(3.9%)	(5.4%)	3.8%	(a)	(1.6%)
Net margin	(14.8%)	8.6%	(a)	(6.2%)	0.8%	3.8%	(a)	4.6%
Diluted EPS	$(0.06)	$0.03	(c)	$(0.03)	$0.00	$0.01	(c)	$0.01
Diluted EPADS	$(0.24)	$0.14	(c)	$(0.10)	$0.01	$0.05	(c)	$0.06

	Twelve Months Ended December 31, 2012				Twelve Months Ended December 31, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$192,034	$(405)	(a)	$191,629	$167,520	$(3,057)	(a)	$164,463
Gross profit	62,029	405	(a)	62,434	59,600	3,057	(a)	62,657
Operating expenses	101,741	(46,378)	(a)	55,363	102,962	(53,072)	(a)	49,890
Operating income(loss)	(38,970)	46,783	(a)	7,813	(43,107)	56,129	(a)	13,022
Net income(loss)	(40,546)	46,783	(a)(d)	6,237	(40,824)	56,129	(d)	15,305
Net gross margin	24.4%	0.2%	(b)	24.6%	26.2%	1.3%	(b)	27.5%
Net operating margin	(15.3%)	18.4%	(a)	3.1%	(19.0%)	24.7%	(a)	5.7%
Net margin	(16.0%)	18.4%	(a)	2.5%	(18.0%)	24.7%	(a)	6.7%
Diluted EPS	$(0.23)	$0.26	(c)	$0.04	$(0.23)	$0,31	(c)	$0.09
Diluted EPADS	$(0.91)	$1.05	(c)	$0.14	$(0.91)	$1.25	(c)	$0.34

Notes:

(a) The non-GAAP adjustments include share-based compensation expenses, amortization expense related to intangible assets acquired for business acquisition, changes in fair value of contingent consideration and impairment of goodwill and intangible assets, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process

(b) Adjustments to exclude acquisition-related intangible asset amortization expense and share-based compensation recorded in cost of sales of $248, $239, $405 and $3,057 for the three-month periods ended December 31, 2012 and 2011, and the twelve-month periods ended December 31, 2012 and 2011, respectively.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

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